EXHIBIT 12
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Three Months Ended
	March 31,				Twelve Months Ended December 31,
(in thousands of dollars)	2005		2004		2004		2003		2002		2001		2000

Earnings:

Income before taxes	$125,097		$139,074		$552,666		$523,987		$522,705		$95,477		$448,717

Add: Fixed charges, excluding interest on deposits	54,598		46,384		191,648		179,903		169,788		299,872		398,214

Earnings available for fixed charges, excluding interest on deposits	179,695		185,458		744,314		703,890		692,493		395,349		846,931
Add: Interest on deposits	89,168		59,626		257,099		288,271		385,733		654,056		782,076

Earnings available for fixed charges, including interest on deposits	$268,863		$245,084		$1,001,413		$992,161		$1,078,226		$1,049,405		$1,629,007

Fixed Charges:
Interest expense, excluding interest on deposits	$51,739		$43,620		$178,842		$168,499		$157,888		$285,445		$383,997
Interest factor in net rental expense	2,859		2,764		12,806		11,404		11,900		14,427		14,217

Total fixed charges, excluding interest on deposits	54,598		46,384		191,648		179,903		169,788		299,872		398,214
Add: Interest on deposits	89,168		59,626		257,099		288,271		385,733		654,056		782,076

Total fixed charges, including interest on deposits	$143,766		$106,010		$448,747		$468,174		$555,521		$953,928		$1,180,290

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	3.29	x	4.00	x	3.88	x	3.91	x	4.08	x	1.32	x	2.13	x
Including interest on deposits	1.87	x	2.31	x	2.23	x	2.12	x	1.94	x	1.10	x	1.38	x